PRESS RELEASE	CONTACT:	Joseph Putaturo – Panamá
Director-Investor Relations
(507) 304-2677

COPA HOLDINGS ANNOUNCES MONTHLY TRAFFIC STATISTICS FOR MARCH 2012

Panama, April 9, 2012 - Copa Holdings, S.A. (NYSE: CPA), today released preliminary passenger traffic statistics for March 2012:

	March	March	% Change		YTD	YTD	% Change
Operating Data	2012	2011	(YOY)		2012	2011	(YOY)
Copa Holdings (Consolidated)
ASM (mm) (1)	1,297.8	1,059.7	22.5%		3,829.3	3,119.3	22.8%
RPM (mm) (2)	985.8	804.5	22.5%		2,955.1	2,414.3	22.4%
Load Factor (3)	76.0%	75.9%	0.0	p.p.	77.2%	77.4%	-0.2	p.p.
International Service
ASM (mm) (1)	1,237.2	964.5	28.3%		3,648.7	2,825.1	29.2%
RPM (mm) (2)	940.9	737.4	27.6%		2,812.1	2,194.6	28.1%
Load Factor (3)	76.0%	76.5%	-0.4	p.p.	77.1%	77.7%	-0.6	p.p.
Domestic Service
ASM (mm) (1)	60.6	95.2	-36.4%		180.6	294.2	-38.6%
RPM (mm) (2)	45.0	67.0	-32.9%		143.0	219.7	-34.9%
Load Factor (3)	74.2%	70.4%	3.8	p.p.	79.2%	74.7%	4.5	p.p.

1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.

2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers

3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized

For the month of March 2012, Copa Holdings’ system-wide passenger traffic (RPM) increased 22.5% year over year, while capacity increased in the same proportion. System load factor for March 2012 was 76.0%, flat when compared to March 2011.

International passenger traffic grew 27.6%, while capacity increased 28.3%. This resulted in a load factor of 76.0%, a 0.4 percentage point decrease when compared to March 2011. For the month, International capacity represented 95.3% of total capacity.

Domestic traffic, represented wholly by Colombian domestic service, decreased 36.4%, while capacity decreased 32.9%. As a result, domestic load factor for the month increased 3.8 percentage points to 74.2%. For the month, domestic capacity represented 4.7% of total capacity.

Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to 59 destinations in 28 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 78 aircraft: 52 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visit www.copaair.com.

CPA-G